Exhibit 99.2

Azure Power®

Computershare

Computershare
PO Box 505000
Louisville, KY 40233-5000
Within USA, US territories & Canada 1-800-736-3001
Outside USA, US territories & Canada 1-781-575-3100
www.computershare.com/investor

MR A SAMPLE
DESIGNATION (IF ANY)
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C 1234567890 J N T

Primary Subscription Rights 12345678901234

SUBSCRIPTION RIGHTS CERTIFICATE

VOID IF NOT RECEIVED BY THE SUBSCRIPTION AGENT BEFORE 5:00 P.M. EASTERN TIME ON THE EXPIRATION DATE: January 24, 2022 (unless extended)

Azure Power Global Limited NON-TRANSFERABLE SUBSCRIPTION RIGHTS FOR EQUITY SHARES
In order to exercise your rights, you must complete both sides of this Subscription Rights Certificate.

The terms and conditions of the rights offering are set forth in Azure Power Global Limited's Prospectus Supplement dated December 27, 2021 (together with the accompanying base prospectus, dated December 10, 2021, the "Prospectus") and are incorporated herein by reference. Copies of the Prospectus are available upon request from the information agent, Georgeson LLC, (888) 607-9107 or + 1 781-575-2137 (for international calls).

The registered holder (the "holder) whose name is inscribed hereon is the owner of the number of non-transferable subscription rights ("rights") set forth above. Each right provides the holder thereof the opportunity to purchase (the "Basic Subscription Right") 0.3275 of our equity shares, par value $0.000625 per share ("Equity Shares"), of Azure Power Global Limited. (the `Company") at a subscription price of $15.79 per whole Equity Share (the "Subscription Price"), pursuant to a rights offering, on the terms and subject to the conditions set forth in the Prospectus. The rights represented by this Subscription Rights Certificate may be exercised, as described further in the Prospectus by delivering to Computershare Trust Company, N.A. ("Computershare" or the "subscription agent") this Subscription Rights Certificate, properly completed and executed, together with full payment for all the rights the holder elects to exercise under the Basic Subscription Right prior to 5:00 p.m., Eastern Time, on the expiration date of January 24, 2022 (unless extended). This Subscription Rights Certificate may be not transferred in any manner. **Any purported transfer of this Subscription Rights Certificate shall be null and void. All rights not exercised prior to 5:00 p.m. on January 24, 2022 shall also be null and void.**

Holder ID	COY	Class	Rights Qty Issued	Rights Cert #
123456789	XXXX	Subscription Rights	XXX.XXXXXX	12345678

Signature of Owner and U.S. Person for Tax Certification	Signature of Co-Owner (if more than one registered holder listed)	Date (mm/dd/yyyy)

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To exercise your Basic Subscription Right, please complete line (A) and Section 1. You must sign your name in the places provided.If you are exercising the Basic Subscription Right from outside the United States or acting on a non-discretionary basis for, or on behalf of, or for the account or benefit of, a person located outside the United States, you are representing and warranting to the Company as set forth in “Overseas Shareholders - Representations relating to rights holders outside the United States” as set forth in the Prospectus.Payment: Full payment for the number of shares you wish to acquire through the Basic Subscription Right must accompany this Subscription Rights Certificate. Payment must be delivered by personal check payable to the subscription agent, COMPUTERSHARE TRUST COMPANY, N.A. Please reference your rights card control number on your personal check.If the aggregate subscription price paid by a holder is insufficient to purchase the number of Equity Shares that the holder indicates are being subscribed for, or if the holder does not specify the number of Equity Shares to be purchased, then the Holder will be deemed to have exercised the Basic Subscription Right to purchase Equity Shares to the full extent of the payment rendered.FOR A MORE COMPLETE DESCRIPTION OF THE TERMS AND CONDITIONS OF THIS RIGHTS OFFERING, PLEASE REFER TO THE PROSPECTUS, WHICH IS INCORPORATED BY REFERENCE. COPIES OF THE PROSPECTUS SUPPLEMENT ARE AVAILABLE UPON REQUEST FROM THE INFORMATION AGENT, GEORGESON LLC, AT (888) 607-9107 or + 1 781-575-2137 (FOR INTERNATIONAL CALLS).Expiration Date: January 24, 2022 (unless extended)PLEASE FILL IN ALL APPLICABLE INFORMATION.(A)Basic subscription right (1 right = 0.3275)multiply the number of rights you wish to exercise by 0.3275 and round down to the nearest whole Equity Share.(B)Amount of Check Enclosed (A) (No. of Equity Shares)x$15.79==$ $ SECTION 1. TO SUBSCRIBE: I hereby irrevocably subscribe for the number of Equity Shares indicated as the total in (A) above upon the terms and conditions specified in the Prospectus relating thereto, receipt of which is acknowledged. I hereby agree that if I fail to pay for the Equity Shares for which I have subscribed (or am deemed to have subscribed for as set forth above), the Company may exercise any of the remedies set forth in the Prospectus.Signature(s) of Subscriber(s)Please give your telephone number: ()Please give your e-mail address:Social Security Number(Print Full Address) (Print Full Address) Signature(s) of Assignor(s) IMPORTANT: The signature(s) must correspond in every particular, without alteration, with the name(s) as printed on your Subscription Rights Certificate.Your Signature must be guaranteed by an Eligible Guarantor Institution as that term is defined under Rule 17Ad-15 of the Securities Exchange Act of 1934, which may include:(a)a commercial bank or trust company, or(b)a member firm of a domestic stock exchange, or(c)a savings bank or credit union.Signature Guaranteed By (Name of Bank or Firm)(Signature of Officer and Title)Please complete all applicable information and return to: COMPUTERSHARE TRUST COMPANY, N.A.By First Class Mail: Computershare Trust Company, N.A., Attn Corporate Actions, P.O. Box 43011 Providence, RI 02940-3011By Express Mail or Overnight Delivery: Computershare Trust Company, N.A., Attn Corporate Actions, 150 Royall St — Suite V Canton MA 02021DELIVERY OF THIS SUBSCRIPTION CERTIFICATE TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.Any questions regarding this Subscription Rights Certificate and rights offering may be directed to the Information Agent, Georgeson LLC toll free at (888) 607-9107 or + 1 781-575-2137 (for international calls).